(As filed February 28, 2000)


                                                                File No. 70-8891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                         Post-Effective Amendment No. 1
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                    (formerly Interstate Energy Corporation)
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                                  and Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

          Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
          Alliant Energy Corporation              Thelen Reid & Priest LLP
          222 West Washington Avenue              40 West 57th Street
          Madison, Wisconsin 53703                New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

          By order dated April 14, 1998 in this proceeding (the "Merger Order"), 1 the Commission approved a business combination among WPL Holdings, Inc., IES Industries, Inc., and Interstate Power Company, pursuant to which WPL Holdings, Inc. acquired the latter two companies. Upon consummating the merger, WPL Holdings, Inc. changed its name to Interstate Energy Corporation and registered as a holding company. It has since changed its name to Alliant Energy Corporation ("Alliant Energy").

          Alliant Energy's public-utility subsidiaries are Wisconsin Power & Light Company, IES Utilities, Inc., Interstate Power Company and South Beloit Water, Gas and Electric Company. Together, these companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant Energy's investments in non-utility subsidiaries.

          Under the terms of the Merger Order, Alliant Energy is authorized through December 31, 2001, to issue and/or acquire, in open market or privately negotiated transactions, up to 11 million shares of its authorized shares of common stock under its dividend reinvestment and stock purchase plan, long-term equity incentive plan and certain other employee stock purchase, savings and bonus stock plans (collectively, the "Plans"). Through December 31, 1999, Alliant Energy had issued and/or purchased an aggregate of 3,898,844 shares of common stock pursuant the Plans.

          Alliant Energy has approved modifications to the manner in which it will compensate the non-employee members of its Board of Directors. Specifically, a portion of the annual retainer received by non-employee directors, currently equal to $20,000, will be paid in the form of authorized shares of Alliant Energy's common stock. In addition, Alliant Energy has amended and restated its Deferred Compensation Plan for Directors ("Directors Plan"). As amended, the Directors Plan will provide non-employee directors with the option of deferring both the cash and stock portions of the compensation paid to them. A copy of the Directors Plan is filed herewith as Exhibit I-6.

          Alliant Energy now requests authority to issue shares of its common stock purchased in the open market as compensation paid to non-employee directors and pursuant to the Directors Plan. Under the Directors Plan, any non-employee director of Alliant Energy may elect to defer up to 100% of his or her compensation as a director. A director may elect to have any deferred cash compensation credited to either an interest bearing account or to a stock account. All of an eligible director's deferred stock compensation shall be credited to a stock account. The amounts credited to a director's account would be paid, at the director's election, commencing in a subsequent plan year to which the election applies, following the director's termination, or in ten annual installments.


--------
1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856.

          Shares of common stock of Alliant Energy credited to a director's account pursuant to the Directors Plan would be counted against the remaining number of shares authorized for issuance and/or purchase under Plans in the Merger Order. It is estimated that not more than 25,000 shares of Alliant Energy's common stock will be issued to non-employee directors in any calendar year, including both shares issued as compensation and shares purchased pursuant to the Directors Plan.

ITEM 5.  PROCEDURE.
         ----------

          Alliant Energy requests that the Commission issue a supplemental order in this proceeding modifying the Merger Order without publishing a notice under Rule 23. Alliant Energy requests that the Commission's supplemental order be issued as soon as the rules allow, and in any event not later than January 25, 2000, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. Alliant Energy hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

A.   Exhibits.
     ---------

     I-6    Alliant Energy Corporation Deferred Compensation Plan for Directors.


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION

                                        By: /s/ Edward M. Gleason
                                           ------------------------------
                                        Name: Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Secretary


Date:    February 28, 2000


                                       3